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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 18 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank

Date: 18 November 2004

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received yesterday by BHP Billiton Plc in a communication from Old Mutual plc dated 17 November 2004 relating to major interests in shares of BHP Billiton Plc as at 9 November 2004:

"Please find notification pursuant to Section 198 of the Companies Act 1985, that as at 9th November 2004, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 226,981,300 ordinary shares of BHP Billiton Plc, representing 9.20% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at

9 November 2004
Total Shares Number of Company Registered Holder issued Shares				% of issued shares
2,468,147,002	113,280,231	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	4.59%
	1,541,160	Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.06%
	369,892	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	21,100	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.00%
	450,000	Polaris Capital (Pty) Ltd (Not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
	6,156,626	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.25%
	58,319,134	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	2.36%
	2,479,653	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.10%
	212,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	1,144,065	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.05%
	52,724	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	4,503,111	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.18%
	12,389,081	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.50%
	706,891	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.03%
	150,182	Old Mutual Fund Managers Ltd	The Bank of New York Nominees Ltd	0.01%
	31,500	Old Mutual Fund Managers Ltd	The Bank of New York Nominees Ltd	0.00%
	52,460	Old Mutual Fund Managers Ltd	Nortrust Nominees	0.00%
	818,374	Old Mutual Fund Managers Ltd	HSBC Global Custody Nominee (UK) Ltd	0.03%
	20,100	Old Mutual Fund Managers Ltd	Citibank London	0.00%
	308,500	Old Mutual Fund Managers Ltd	Morgan Stanley & Co International Ltd	0.01%
	150,314	Quantitive Asset Management	ABSA Nominees	0.01%
	2,786,591	Quantitive Asset Management	Nedbank Nominees Ltd	0.11%
	2,945,255	Quantitive Asset Management	Standard Bank Nominees Ltd	0.12%
	64,667	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.00%
	6,966,171	NIB Collective Investment Schemes	Nedcor Bank Nominees	0.28%
	17,629	NIB Securities	NIB IPS Nominees (Pty) Ltd	0.00%
	3,486,972	BOE Personal Stockbrokers	BNS Nominees	0.14%
	3,129	Old Mutual (STRAC)	Nedcor Bank Nominees	0.00%
	2,835,936	BOE Private Clients	Nedbank Nominees Ltd	0.11%
	30,304	BOE Private Clients	Registered Own Name	0.00%
	1,341,282	BOE Private Clients (NTRAC)	Nedcor Bank Nominees	0.05%
	149,180	BOE Fiduciary	Nedcor Bank Nominees	0.01%
	3,196,237	Mutual & Federal Limited	Mutual & Federal Limited	0.13%

	226,981,300			9.20%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 18 November 2004